IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

OCT 29 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for October 29, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
OCT 30 2003
THOMSON
FINANCIAL



03036207

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on OCTOBER 29, 2003.

CWMBS, INC.



By: ____________________
Darren Bigby
Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by COUNTRYWIDE SECURITIES CORPORATION	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

Alternative Loan Trust 2003-22CB
Mortgage Pass-Through Certificates, Series 2003-59


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CWA30_22CB_FIN 30 year 5.7's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 10/28/2003 12:44:42

Bond: IA1 Balance: 104,484,000 Coupon: 5.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 10/01/2003
Settlement Date: 10/30/2003 WHOLE 30 year WAC: 5.98 WAM: 285.32
>>>>> Prepayment Ramp begins at 4.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
99-08.50	5.852	5.866	5.881	5.897	5.914	5.932	5.951	5.970	5.990	6.032
99-12.50	5.841	5.849	5.859	5.869	5.880	5.892	5.904	5.916	5.929	5.956
99-16.50	5.829	5.833	5.837	5.842	5.847	5.852	5.857	5.863	5.868	5.880
99-20.50	5.817	5.816	5.815	5.814	5.813	5.812	5.810	5.809	5.808	5.805
99-24.50	5.805	5.800	5.793	5.786	5.779	5.772	5.764	5.755	5.747	5.729
99-28.50	5.794	5.783	5.772	5.759	5.746	5.732	5.717	5.702	5.686	5.654
100-00.50	5.782	5.767	5.750	5.732	5.712	5.692	5.671	5.649	5.626	5.579
100-04.50	5.770	5.751	5.728	5.704	5.679	5.652	5.625	5.596	5.566	5.504
100-08.50	5.759	5.734	5.707	5.677	5.646	5.613	5.578	5.543	5.506	5.430
100-12.50	5.747	5.718	5.685	5.650	5.612	5.573	5.532	5.490	5.446	5.355
100-16.50	5.735	5.702	5.664	5.623	5.579	5.534	5.486	5.437	5.386	5.281
*100-20.50	5.724	5.686	5.642	5.596	5.546	5.494	5.441	5.384	5.326	5.207
100-24.50	5.712	5.669	5.621	5.569	5.513	5.455	5.395	5.332	5.267	5.133
100-28.50	5.701	5.653	5.600	5.542	5.480	5.416	5.349	5.280	5.207	5.059
101-00.50	5.689	5.637	5.579	5.515	5.448	5.377	5.304	5.227	5.148	4.985
101-04.50	5.678	5.621	5.557	5.488	5.415	5.338	5.258	5.175	5.089	4.912
101-08.50	5.666	5.605	5.536	5.461	5.382	5.299	5.213	5.123	5.030	4.838
101-12.50	5.655	5.589	5.515	5.435	5.350	5.261	5.168	5.071	4.971	4.765
101-16.50	5.644	5.573	5.494	5.408	5.317	5.222	5.123	5.020	4.912	4.692
101-20.50	5.632	5.557	5.473	5.382	5.285	5.183	5.078	4.968	4.854	4.619
101-24.50	5.621	5.541	5.452	5.355	5.252	5.145	5.033	4.916	4.795	4.547
101-28.50	5.609	5.526	5.431	5.329	5.220	5.107	4.988	4.865	4.737	4.474
102-00.50	5.598	5.510	5.410	5.302	5.188	5.068	4.943	4.814	4.679	4.402
AVG LIFE	19.15	12.15	8.35	6.14	4.76	3.84	3.19	2.71	2.34	1.84
DURATION	10.70	7.64	5.78	4.58	3.75	3.15	2.70	2.35	2.07	1.67
FIRST PAY	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03
LAST PAY	10/33	10/33	10/33	10/33	10/33	10/33	10/33	9/33	7/33	4/10

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CWA30_22CB_FIN 30 year 5.7's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 10/28/2003 12:44:45

Bond: IIA1 Balance: 211,822,000 Coupon: 5.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 10/01/2003
Settlement Date: 10/30/2003 WHOLE 30 year WAC: 5.98 WAM: 285.32
>>>>> Prepayment Ramp begins at 4.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
99-18	5.069	5.072	5.076	5.080	5.085	5.090	5.095	5.101	5.107	5.119
99-22	5.049	5.048	5.048	5.047	5.046	5.045	5.044	5.043	5.041	5.039
99-26	5.030	5.025	5.019	5.014	5.007	5.000	4.993	4.985	4.977	4.959
99-30	5.010	5.001	4.991	4.980	4.968	4.955	4.942	4.927	4.912	4.880
100- 2	4.991	4.978	4.963	4.947	4.930	4.911	4.891	4.870	4.847	4.800
100- 6	4.972	4.955	4.935	4.914	4.891	4.866	4.840	4.812	4.783	4.721
100-10	4.953	4.931	4.907	4.881	4.853	4.822	4.789	4.755	4.719	4.642
100-14	4.934	4.908	4.880	4.848	4.814	4.778	4.739	4.698	4.655	4.563
100-18	4.914	4.885	4.852	4.815	4.776	4.734	4.689	4.641	4.591	4.485
100-22	4.895	4.862	4.824	4.783	4.738	4.690	4.638	4.584	4.527	4.406
100-26	4.876	4.839	4.796	4.750	4.700	4.646	4.588	4.527	4.463	4.328
*100-30	4.857	4.815	4.769	4.717	4.662	4.602	4.538	4.471	4.400	4.250
101- 2	4.838	4.792	4.741	4.685	4.624	4.558	4.488	4.414	4.336	4.172
101- 6	4.819	4.769	4.714	4.652	4.586	4.514	4.438	4.358	4.273	4.094
101-10	4.800	4.746	4.686	4.620	4.548	4.471	4.389	4.302	4.210	4.017
101-14	4.781	4.724	4.659	4.588	4.510	4.427	4.339	4.246	4.147	3.939
101-18	4.763	4.701	4.632	4.555	4.473	4.384	4.290	4.190	4.084	3.862
101-22	4.744	4.678	4.604	4.523	4.435	4.341	4.240	4.134	4.022	3.785
101-26	4.725	4.655	4.577	4.491	4.398	4.298	4.191	4.078	3.959	3.708
101-30	4.706	4.632	4.550	4.459	4.361	4.255	4.142	4.023	3.897	3.631
102- 2	4.687	4.610	4.523	4.427	4.323	4.212	4.093	3.967	3.835	3.555
102- 6	4.669	4.587	4.496	4.395	4.286	4.169	4.044	3.912	3.773	3.479
102-10	4.650	4.564	4.469	4.363	4.249	4.126	3.996	3.857	3.711	3.402
AVG LIFE	8.46	6.77	5.51	4.55	3.82	3.25	2.80	2.43	2.14	1.71
DURATION	6.49	5.35	4.47	3.79	3.25	2.82	2.47	2.18	1.94	1.58
FIRST PAY	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03
LAST PAY	10/18	10/18	10/18	10/18	10/18	10/18	10/18	10/18	10/18	4/10

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CWA30_22CB_FIN 30 year 5.7's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 10/28/2003 12:44:47

Bond: IIIA1 Balance: 202,669,000 Coupon: 6.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 10/01/2003
Settlement Date: 10/30/2003 WHOLE 30 year WAC: 5.98 WAM: 285.32
>>>>> Prepayment Ramp begins at 4.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
100-15	5.994	5.961	5.924	5.884	5.842	5.797	5.751	5.703	5.653	5.550
100-19	5.982	5.945	5.902	5.857	5.808	5.758	5.705	5.650	5.593	5.475
100-23	5.970	5.928	5.881	5.829	5.775	5.718	5.659	5.597	5.533	5.400
100-27	5.959	5.912	5.859	5.802	5.742	5.679	5.613	5.544	5.473	5.325
100-31	5.947	5.896	5.838	5.775	5.709	5.639	5.567	5.491	5.413	5.251
101- 3	5.935	5.880	5.817	5.748	5.676	5.600	5.521	5.439	5.353	5.176
101- 7	5.924	5.863	5.795	5.721	5.643	5.561	5.475	5.386	5.294	5.102
101-11	5.912	5.847	5.774	5.694	5.610	5.522	5.430	5.334	5.234	5.028
101-15	5.901	5.831	5.753	5.668	5.577	5.483	5.384	5.282	5.175	4.955
101-19	5.889	5.815	5.731	5.641	5.545	5.444	5.339	5.230	5.116	4.881
101-23	5.878	5.799	5.710	5.614	5.512	5.405	5.294	5.178	5.057	4.807
*101-27	5.866	5.783	5.689	5.587	5.480	5.366	5.248	5.126	4.998	4.734
101-31	5.855	5.767	5.668	5.561	5.447	5.328	5.203	5.074	4.939	4.661
102- 3	5.844	5.751	5.647	5.534	5.415	5.289	5.159	5.022	4.881	4.588
102- 7	5.832	5.735	5.626	5.508	5.382	5.251	5.114	4.971	4.822	4.515
102-11	5.821	5.719	5.605	5.481	5.350	5.213	5.069	4.919	4.764	4.443
102-15	5.809	5.704	5.584	5.455	5.318	5.174	5.024	4.868	4.706	4.370
102-19	5.798	5.688	5.564	5.429	5.286	5.136	4.980	4.817	4.648	4.298
102-23	5.787	5.672	5.543	5.403	5.254	5.098	4.935	4.766	4.590	4.226
102-27	5.776	5.656	5.522	5.377	5.222	5.060	4.891	4.715	4.532	4.154
102-31	5.764	5.641	5.501	5.350	5.190	5.022	4.847	4.664	4.474	4.082
103- 3	5.753	5.625	5.481	5.324	5.159	4.985	4.803	4.614	4.417	4.010
103- 7	5.742	5.609	5.460	5.298	5.127	4.947	4.759	4.563	4.359	3.939
AVG LIFE	19.51	12.31	8.42	6.17	4.77	3.84	3.19	2.71	2.34	1.83
DURATION	10.67	7.65	5.80	4.59	3.76	3.16	2.71	2.36	2.08	1.67
FIRST PAY	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03
LAST PAY	10/33	10/33	10/33	10/33	10/33	10/33	10/33	9/33	8/33	4/10

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependant on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CWA30_22CB_FIN 30 year 5.7's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 10/28/2003 12:46:54

Bond: IA1 Balance: 104,484,000 Coupon: 5.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 10/01/2003
Settlement Date: 10/30/2003 WHOLE 30 year WAC: 5.98 WAM: 285.32

Months 480	CPR 0.00	CPR 5.00	CPR 10.00	CPR 15.00	CPR 20.00	CPR 25.00	CPR 30.00	CPR 35.00	CPR 40.00	CPR 50.00
99-08.50	5.852	5.868	5.887	5.908	5.931	5.956	5.984	6.014	6.048	6.121
99-12.50	5.841	5.851	5.863	5.876	5.891	5.907	5.925	5.945	5.966	6.013
99-16.50	5.829	5.833	5.839	5.845	5.851	5.858	5.866	5.875	5.885	5.906
99-20.50	5.817	5.816	5.815	5.813	5.812	5.810	5.808	5.806	5.804	5.799
99-24.50	5.805	5.799	5.791	5.782	5.772	5.762	5.750	5.737	5.723	5.692
99-28.50	5.794	5.781	5.767	5.751	5.733	5.713	5.692	5.668	5.642	5.585
100-00.50	5.782	5.764	5.743	5.720	5.694	5.665	5.634	5.599	5.562	5.479
100-04.50	5.770	5.747	5.720	5.689	5.655	5.617	5.576	5.531	5.481	5.373
100-08.50	5.759	5.730	5.696	5.658	5.616	5.569	5.518	5.462	5.401	5.268
100-12.50	5.747	5.713	5.672	5.627	5.577	5.522	5.461	5.394	5.321	5.162
100-16.50	5.735	5.696	5.649	5.596	5.538	5.474	5.404	5.326	5.242	5.057
*100-20.50	5.724	5.679	5.625	5.565	5.499	5.426	5.347	5.258	5.162	4.953
100-24.50	5.712	5.662	5.602	5.535	5.461	5.379	5.290	5.191	5.083	4.848
100-28.50	5.701	5.645	5.579	5.504	5.422	5.332	5.233	5.123	5.004	4.744
101-00.50	5.689	5.628	5.555	5.474	5.384	5.285	5.176	5.056	4.925	4.640
101-04.50	5.678	5.611	5.532	5.443	5.345	5.238	5.119	4.989	4.846	4.536
101-08.50	5.666	5.594	5.509	5.413	5.307	5.191	5.063	4.922	4.768	4.433
101-12.50	5.655	5.577	5.486	5.383	5.269	5.144	5.007	4.855	4.690	4.330
101-16.50	5.644	5.560	5.463	5.353	5.231	5.097	4.951	4.789	4.611	4.227
101-20.50	5.632	5.544	5.440	5.323	5.193	5.051	4.895	4.722	4.534	4.125
101-24.50	5.621	5.527	5.417	5.293	5.155	5.005	4.839	4.656	4.456	4.022
101-28.50	5.609	5.510	5.394	5.263	5.118	4.958	4.783	4.590	4.378	3.920
102-00.50	5.598	5.494	5.371	5.233	5.080	4.912	4.728	4.524	4.301	3.818
AVG LIFE	19.15	11.40	7.47	5.29	3.97	3.10	2.50	2.06	1.72	1.28
DURATION	10.70	7.26	5.27	4.03	3.20	2.61	2.17	1.83	1.56	1.18
FIRST PAY	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03
LAST PAY	10/33	10/33	10/33	10/33	10/33	10/33	9/33	7/33	5/11	8/08

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CWA30_22CB_FIN 30 year 5.7's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 10/28/2003 12:46:56

Bond: IIA1 Balance: 211,822,000 Coupon: 5.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 10/01/2003
Settlement Date: 10/30/2003 WHOLE 30 year WAC: 5.98 WAM: 285.32

Months 480	CPR 0.00	CPR 5.00	CPR 10.00	CPR 15.00	CPR 20.00	CPR 25.00	CPR 30.00	CPR 35.00	CPR 40.00	CPR 50.00
99-18	5.069	5.073	5.078	5.083	5.089	5.096	5.104	5.113	5.122	5.143
99-22	5.049	5.048	5.047	5.046	5.045	5.044	5.042	5.040	5.038	5.034
99-26	5.030	5.024	5.017	5.009	5.001	4.991	4.980	4.968	4.955	4.925
99-30	5.010	5.000	4.987	4.973	4.956	4.938	4.918	4.896	4.871	4.816
100- 2	4.991	4.975	4.957	4.936	4.912	4.886	4.857	4.824	4.788	4.708
100- 6	4.972	4.951	4.927	4.899	4.868	4.834	4.795	4.752	4.705	4.599
100-10	4.953	4.927	4.897	4.863	4.825	4.782	4.734	4.681	4.622	4.491
100-14	4.934	4.903	4.867	4.827	4.781	4.730	4.673	4.609	4.539	4.384
100-18	4.914	4.879	4.837	4.790	4.737	4.678	4.612	4.538	4.457	4.276
100-22	4.895	4.855	4.808	4.754	4.694	4.626	4.551	4.467	4.375	4.169
100-26	4.876	4.831	4.778	4.718	4.650	4.574	4.490	4.396	4.293	4.062
*100-30	4.857	4.807	4.749	4.682	4.607	4.523	4.430	4.326	4.211	3.956
101- 2	4.838	4.783	4.719	4.646	4.564	4.472	4.369	4.255	4.129	3.850
101- 6	4.819	4.759	4.690	4.610	4.521	4.420	4.309	4.185	4.048	3.744
101-10	4.800	4.735	4.660	4.574	4.478	4.369	4.249	4.115	3.967	3.638
101-14	4.781	4.712	4.631	4.539	4.435	4.318	4.189	4.045	3.886	3.533
101-18	4.763	4.688	4.602	4.503	4.392	4.268	4.129	3.975	3.805	3.428
101-22	4.744	4.664	4.572	4.467	4.349	4.217	4.070	3.906	3.725	3.323
101-26	4.725	4.641	4.543	4.432	4.307	4.166	4.010	3.837	3.644	3.218
101-30	4.706	4.617	4.514	4.397	4.264	4.116	3.951	3.767	3.564	3.114
102- 2	4.687	4.594	4.485	4.361	4.222	4.066	3.892	3.698	3.484	3.010
102- 6	4.669	4.570	4.456	4.326	4.179	4.015	3.833	3.630	3.405	2.906
102-10	4.650	4.547	4.427	4.291	4.137	3.965	3.774	3.561	3.325	2.803
AVG LIFE	8.46	6.51	5.11	4.08	3.31	2.73	2.28	1.92	1.64	1.23
DURATION	6.49	5.16	4.17	3.43	2.85	2.40	2.04	1.75	1.51	1.16
FIRST PAY	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03
LAST PAY	10/18	10/18	10/18	10/18	10/18	10/18	10/18	10/18	7/11	9/08

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CWA30_22CB_FIN 30 year 5.7's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 10/28/2003 12:46:59

Bond: IIIA1 Balance: 202,669,000 Coupon: 6.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 10/01/2003
Settlement Date: 10/30/2003 WHOLE 30 year WAC: 5.98 WAM: 285.32

Months 480	CPR 0.00	CPR 5.00	CPR 10.00	CPR 15.00	CPR 20.00	CPR 25.00	CPR 30.00	CPR 35.00	CPR 40.00	CPR 50.00
100-15	5.994	5.955	5.910	5.859	5.802	5.741	5.673	5.598	5.517	5.339
100-19	5.982	5.938	5.886	5.828	5.763	5.693	5.616	5.530	5.437	5.234
100-23	5.970	5.921	5.862	5.797	5.725	5.645	5.558	5.463	5.358	5.129
100-27	5.959	5.904	5.839	5.766	5.686	5.598	5.501	5.395	5.278	5.025
100-31	5.947	5.886	5.815	5.736	5.647	5.551	5.445	5.328	5.199	4.921
101- 3	5.935	5.869	5.792	5.705	5.609	5.504	5.388	5.260	5.121	4.817
101- 7	5.924	5.852	5.769	5.675	5.571	5.457	5.331	5.193	5.042	4.714
101-11	5.912	5.835	5.745	5.644	5.532	5.410	5.275	5.126	4.964	4.610
101-15	5.901	5.819	5.722	5.614	5.494	5.363	5.219	5.060	4.886	4.507
101-19	5.889	5.802	5.699	5.584	5.456	5.316	5.163	4.993	4.808	4.405
101-23	5.878	5.785	5.676	5.553	5.418	5.270	5.107	4.927	4.730	4.302
*101-27	5.866	5.768	5.653	5.523	5.380	5.223	5.051	4.861	4.652	4.200
101-31	5.855	5.751	5.630	5.493	5.342	5.177	4.995	4.795	4.575	4.098
102- 3	5.844	5.735	5.607	5.463	5.305	5.131	4.940	4.729	4.498	3.997
102- 7	5.832	5.718	5.584	5.433	5.267	5.085	4.884	4.663	4.421	3.896
102-11	5.821	5.701	5.561	5.404	5.230	5.039	4.829	4.598	4.344	3.794
102-15	5.809	5.685	5.538	5.374	5.192	4.993	4.774	4.532	4.267	3.694
102-19	5.798	5.668	5.516	5.344	5.155	4.947	4.719	4.467	4.191	3.593
102-23	5.787	5.651	5.493	5.315	5.118	4.901	4.664	4.402	4.115	3.493
102-27	5.776	5.635	5.470	5.285	5.080	4.856	4.609	4.337	4.039	3.393
102-31	5.764	5.618	5.448	5.256	5.043	4.811	4.555	4.273	3.963	3.293
103- 3	5.753	5.602	5.425	5.226	5.006	4.765	4.500	4.208	3.887	3.194
103- 7	5.742	5.586	5.403	5.197	4.970	4.720	4.446	4.144	3.812	3.094
AVG LIFE	19.51	11.55	7.54	5.33	3.99	3.12	2.51	2.07	1.73	1.28
DURATION	10.67	7.28	5.30	4.06	3.23	2.63	2.19	1.85	1.58	1.20
FIRST PAY	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03	11/03
LAST PAY	10/33	10/33	10/33	10/33	10/33	10/33	9/33	9/33	7/11	9/08

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.